2nd Swing, Inc.
5810 Baker Road
Minnetonka, MN 55345

September 12, 2003

VIA EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	2nd Swing, Inc.—Registration Statement on Form S-1 SEC File No. 333-107136

Dear Mr. Owings:

        Pursuant to Rule 477 under the Securities Act, I hereby request that the above-referenced registration statement be withdrawn, effective immediately. This request is made based on the Company's determination not to proceed with this offering. No securities have been sold in connection with this offering.

        The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

        We understand that this application for withdrawal will be effective immediately, although, pursuant to Rule 472 under the Securities Act, the Commission may within the next fifteen days determine that the request should not be granted.

        Thank you for your consideration. Please call the undersigned if you have any questions.

Very truly yours,

/s/Stanley A. Bodine
Stanley A. Bodine
Chief Executive Officer